Exhibit 99.60

Appendix 4C & Quarterly Business Update – June 2023

Encouraging Growth for geneType Commercial Test Volume

Melbourne, Australia, 28 July 2023: Genetic Technologies Limited (ASX:GTG, NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and Quarterly Business Update for the quarter ending 30 June 2023 (Q4 FY23).

Highlights:

●	June Quarter FY23 receipts were A$2.1 million.
●	Receipts from customers was A$8.8 million for the 12 months to 30 June 2023, up 29% on the prior corresponding period.
●	GeneType Multi-risk test gaining traction with 250% growth in commercial samples received compared with the prior quarter off a low initial base.
●	20 Medical practices in the U.S. and Australia now repeatedly referring samples for geneType testing – adding new practices incrementally every week.
●	Launched a National Television campaign in the U.S. driving engagement with consumers.
●	Presented a poster at The American Society of Clinical Oncologists (ASCO) in Chicago in May.
●	Attended the annual Biotechnology Innovation Organisation (BIO) conference in Boston to establish global partnership foundation pathways.
●	Publications validating the use of geneType; identifying those at elevated risk of developing Melanoma, Pancreatic and Prostate Cancer.

Commenting on the Company’s quarterly performance, Chief Executive Officer Simon Morriss said: “The June 2023 quarter provided some significant highlights. Growth in the commercial traction of the company’s geneType brand was experienced in both Australia and the U.S. This is being driven by a strengthened focus on sales and support, via our newly appointed Medical Science Liaison (MSL) team and our dedicated technical and customer support teams in the U.S. and Australia.

“Our science team continues to deliver, growing the geneType platform with peer reviewed publications accepted for three of the recently included diseases on the geneType platform. Studies have again validated the utility of the melanoma, prostate and pancreatic cancer tests, continuing to highlight the strong scientific “DNA” that provides a clinical foundation for geneType “.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Key Achievements During the Quarter

GeneType Commercial Progress Update

Adoption of geneType continues to grow strongly in both Australia and the U.S., with a significant increase in the number of commercial samples processed through the company’s NATA accredited, CLIA Certified Melbourne facility. GTG’s teams in Australia and the U.S. are adding 2-3 new referring practices every week, providing a solid foundation for the continued commercial sales growth of geneType.

In the U.S., the company is progressing discussions to initiate a pilot study to determine the clinical utility of the geneType Breast Cancer Risk Assessment Test with a mid-west based employer group. Demonstrating clinical utility through this employer group will provide strong support for the use of geneType with members of the employer group. Success with this initiative should encourage other employer groups and U.S. insurers, to recommend and use the geneType test as a valuable and life saving screening test.

Early detection saves lives, as well as reducing the significant cost of treating serious disease, including cancer.

Peer-reviewed Studies Validating GeneType for Melanoma, Pancreatic and Prostate Cancers Risk Assessment

GeneType for Pancreatic Cancer Risk Assessment showed a nearly 50% improvement in identifying individuals with a high risk of developing pancreatic cancer and, when paired with existing or emerging pancreatic screening techniques, will lead to clinically significant earlier diagnosis of pancreatic cancer. Identifying “at-risk individuals” early, when surgical intervention is still possible, will lead to significantly improved patient outcomes1 2.

Chief Executive Officer, Simon Morriss, said: “Pancreatic Cancer is a deadly disease, 65,000 people will be diagnosed with pancreatic in the U.S. this year and 50,000 people will die3. This devastating statistic is driven by late diagnosis of this cancer. Implementing geneType risk assessment test for pancreatic cancer will help doctors diagnose the disease and intervene earlier, reducing this appalling mortality. This test really can make a difference in improving patient outcomes.”

The Prostate Cancer study, involving a prospective cohort of almost 200,000 men from the UK Biobank, demonstrated that the geneType Prostate Cancer Risk Assessment Test offered a significant improvement in risk assessment when compared with age and family history in assessing a man’s risk of developing prostate cancer. The study concluded that family history alone had a 23% underestimation of risk. Importantly, geneType was also able to identify men at very low risk of developing prostate cancer.

The Melanoma study used participant samples from the UK Biobank to develop a new Polygenic Risk Score (PRS) for melanoma comprising 68 single nucleotide polymorphisms (SNPs). The study identified the top 20% of people who were at 2.3 times increased risk of Melanoma compared to the population average, by combining the PRS and a clinical risk score to predict 10-year risk of Melanoma.

Commenting on the results of these studies, Dr Erika Spaeth, GTG’s Director of Clinical & Medical Affairs, stated “Risk awareness can inform decision making between clinicians and their patients enabling them to discuss the benefits of screening and ultimately lead to early diagnosis of these serious diseases”.

1 Canto MI, Almario JA, Schulick RD, et al. Risk of neoplastic progression in individuals at high risk for pancreatic cancer undergoing long-term surveillance. Gastroenterology. 2018; 155(3): 740-751 e742. doi:10.1053/j.gastro.2018.05.035

2 Vasen H, Ibrahim I, Ponce CG, et al. Benefit of surveillance for pancreatic cancer in high-risk individuals: outcome of long-term prospective follow-up studies from three European expert centers. J Clin Oncol. 2016; 34(17): 2010-2019. doi:10.1200/JCO.2015.64.0730

3 https://www.cancer.org/cancer/types/pancreatic-cancer/about/key-statistics.html

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Financial and Cashflow Overview

At the end of June 2023, GTG had A$7.9 million in cash and cash equivalents. Cash receipts from customers for the financial year were A$8.8 million with the refund of the R & D Tax Incentive for the 2022 financial year contributing

$2.0 million and interest receipts adding $0.2m. Cash outflow used from operating activities was A$9.9 million for the financial year. The Company received a net $6.3m from the issue of equity early in the calendar year.

During the quarter, the Company made $96k of payments to related parties of the entity, and their associates, disclosed at item 6.1 of the Appendix 4C. The payments related to director fees and consulting fees (inclusive of GST) on normal commercial terms.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Investor Relations
Adrian Mulcahy
Automic Markets
M: +61 438 630 411
E: Adrian.mulcahy@automicgroup.com.au

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.genetype.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)

17 009 212 328	30 June 2023

Consolidated statement of cash flows			Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities		2,084	8,771
1.1	Receipts from customers
1.2	Payments for		(168)	(823)
	(a)	research and development
	(b)	product manufacturing and operating costs	(1,203)	(4,853)
	(c)	advertising and marketing	(605)	(2,766)
	(d)	leased assets	(86)	(337)
	(e)	staff costs	(1,491)	(6,436)
	(f)	administration and corporate costs	(1,301)	(5,640)
1.3	Dividends received (see note 3)		-	-
1.4	Interest received		85	191
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Government grants and tax incentives		-	1,959
1.8	Other (provide details if material)		-	-
1.9	Net cash from / (used in) operating activities		(2,685)	(9,934)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a)	entities	-	-
	(b)	businesses	-	(486)
	(c)	property, plant and equipment	(12)	(17)
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-

2.2	Proceeds from disposal of:
	(a)	entities	-	-
	(b)	businesses	-	-
	(c)	property, plant and equipment	-	-
	(d)	investments	-	-
	(e)	intellectual property	-	-
	(f)	other non-current assets	-	-
2.3	Cash flows from loans to other entities		-	-
2.4	Dividends received (see note 3)		-	-
2.5	Other (provide details if material)		-	-
2.6	Net cash from / (used in) investing activities		(12)	(503)

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	7,172
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	(852)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	6,320
3.10	Net cash from / (used in) financing activities	-	-

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	10,481	11,733
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,685)	(9,934)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(12)	(503)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	-	6,320
4.5	Effect of movement in exchange rates on cash held	69	237
4.6	Cash and cash equivalents at end of period	7,853	7,853

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	3,153	2,044
5.2	Call deposits	4,700	8,437
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	7,853	10,481

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	96
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $96k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	189	16
7.4	Total financing facilities	189	16

7.5	Unused financing facilities available at quarter end		173

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
2.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,685)
8.2	Cash and cash equivalents at quarter end (item 4.6)	7,853
8.3	Unused finance facilities available at quarter end (item 7.5)	173
8.4	Total available funding (item 8.2 + item 8.3)	8,026

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	2.99

	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6		If item 8.5 is less than 2 quarters, please provide answers to the following questions:

	8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

	Answer:	N/A

	8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Answer:	N/A

	8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

	Answer:	N/A

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	28 July 2023

Authorised by:	Tony Di Pietro
CFO & Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.